January 12, 2005

NEWS RELEASE

Symbols:  TSX-Ven.CDU

FSX.CR5

CARDERO RECEIVES HIGHLY ENCOURAGING

IP RESULTS

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to report that regional exploration by Anglo American Mexico S. A. de C.V. (“Anglo”) has highlighted the San Fernando district as highly prospective as evidenced by presence of a large, robust, multi-phase alteration system associated with iron oxide copper-gold (IOCG) mineralization.

Reports from the early 1900s, state that Mina San Fernando was intermittently worked from 1769 to 1907.   The majority of development occurred in the period 1900 – 1907 when the ‘Main’ and ‘Ingelesa’ shafts were deepened to approximately 180 and 140 metres respectively with 800 metres of drifting on 6 levels.

Production appears to have exploited structurally controlled, high-grade, copper mineralization and abruptly ceased in 1907 in 15 feet of ‘massive chalcopyrite’ mineralization as a result of the Mexican Revolution.  Sampling of high grade pillars at 120 foot depth in 1910 returned values of 25%, 35.5% and 18.8% Cu and in 1922 a ‘systematic’ channel sample from disseminated mineralization returned 71 feet at 2.26% Cu.

Subsequent detailed magnetic and gravity surveys by Anglo have successfully outlined a very large, coherent, geophysical anomaly associated with, and extending to the east, west and south of the significant Mina San Fernando occurrence.  The core of the anomaly has the following modeled dimensions: 2.4 kilometres E-W by 600 metres N–S and extending for several hundred metres depth (Figure 1).

A 17.5 line kilometre Induced Polarization (IP) survey was designed by Anglo to test for the presence of disseminated sulphide mineralization at depths ranging from subsurface to approximately 400 to 600 metres deep.  Results to date are highly encouraging, defining two I.P. anomalies intimately associated with, and immediately adjacent to, the known mineralization and the large magnetic – gravity anomaly (Figure 1).

      The West Anomaly, located on the western flanks of the magnetic anomaly, has modeled chargeabilities ranging from 30 to 40 milliseconds (ms), extends over an area of approximately 500 metres E-W by 500 metres N-S and remains open to the west and at depth.
      The Eastern Anomaly, located on eastern flank of the magnetic anomaly, is spatially associated with the former Mina San Fernando, has modeled chargeabilities ranging from 40 to 70ms, extends circa 600 metres E–W by 700 metres N–S and remains partially open to the west and open to the east and at depth.

A more detailed IP survey, presently in progress, will endeavour to close the San Fernando anomalies in addition to screening several other high priority targets prior to drill testing in the first quarter of 2005.

Cardero’s President, Mr. Henk Van Alphen, notes that “the results are highly encouraging including a very large textbook IOCG geophysical response hosted within a complex alteration system and intimately associated with the presence of significant IOCG mineralization at Mina San Fernando”.

SAN FERNANDO GEOPHYSICAL ANOMALY
West Anomaly
East Anomaly
Chargeability
Magnetic Body
Resistivity
1 Km

Figure 1: San Fernando 3D modeled magnetic body – IP anomaly.
Note: Chargeability = 30ms chargeability shell. Resistivity: Hot colours coincide with resistivity lows.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.  Dr. Cruise was formerly a Senior Geologist with Anglo and the Project Manager responsible for overall supervision of the Baja Norte IOCG project, including the design and implementation of the work program and the quality control and quality assurance programs.

Cardero is well financed with approximately $19 million in the treasury and well positioned to continue aggressively exploring projects in Mexico, Peru, and Argentina.  Cardero has carved a niche as one of the largest landholders with potential for Iron-Oxide Copper Gold (IOCG) discoveries in the Americas as well as a balanced multi-commodity portfolio of high-quality precious and base metal (gold, silver and copper) prospects. The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program result, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This press release is not an offer to buy or sell securities in the United States.